January 31, 2025

Enrique Lopez Lecube
Chief Financial Officer
Bioceres Crop Solutions Corp.
Ocampo 210 bis, Predio CCT, Rosario
Province of Santa Fe, Argentina

       Re: Bioceres Crop Solutions Corp.
           Form 20-F for Fiscal Year Ended June 30, 2024
           File No. 001-38836
Dear Enrique Lopez Lecube:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 20-F for Fiscal Year Ended June 30, 2024
Item 5. Operating and Financial Review and Prospects
A. Operating Results
Results of Operations, page 71

1. As previously requested in comment 2 to our letter dated February 1, 2024, please discuss and quantify the extent to which changes in pricing, volume and/or the introduction of new products contributed to fluctuations in revenues at the consolidated and segment levels. To the extent that a change in the mix of products has impacted your profit measure, provide an explanation for what the change entails and whether you expect the change to continue into the future. When multiple factors positively and/or negatively impact a line item, ensure you quantify the impact of each factor. Refer to Item 303(b)(2) of Regulation S-K and Section 501.12.b. of the
       Financial Reporting Codification (i.e., Release 33-8350, Section III.B.) for guidance.
2. We note your presentation of research and development expenses excluding depreciation and amortization and share-based incentives and fixed selling, general
       and administrative expenses and variable selling, general and administrative expenses
 January 31, 2025
Page 2

       excluding depreciation and amortization, transaction expenses and share-based incentives without providing a reconciliation from the most directly comparable financial measure calculated and presented in accordance with IFRS-IASB. Please revise your presentation to comply with Item 10(e)(1)(i)(B) of Regulation S-K.
       Address this comment in your financial and operating results included as exhibits to
       Form 6-K in accordance with Rule 100(a) of Regulation G, which also requires the presentation of the most directly comparable financial measure calculated and presented in accordance with Generally Accepted Accounting Principles
(GAAP) as
       well. Refer to comments 1 and 10 in our comment letter dated February 1, 2024.
        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Tracey Houser at 202-551-3736 or Terence O'Brien at 202-551-3355
with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Industrial
Applications and
                                                           Services